EXHIBIT 12

PUBLIC SERVICE COMPANY OF OKLAHOMA
Computation of Ratios of Earnings to Fixed Charges
(in thousands except ratio data)
						Twelve	Nine
						Months	Months
	Year Ended December 31,					Ended	Ended
	2005	2006	2007	2008	2009	9/30/2010	9/30/2010
EARNINGS
Income (Loss) Before Income Taxes	$88,378	$52,847	$(46,139)	$120,761	$119,523	$123,542	$120,792
Fixed Charges (as below)	36,762	44,769	54,716	81,584	62,235	66,777	50,691
Total Earnings	$125,140	$97,616	$8,577	$202,345	$181,758	$190,319	$171,483

FIXED CHARGES
Interest Expense	$34,094	$40,778	$46,560	$76,910	$59,093	$64,128	$48,887
Credit for Allowance for Borrowed Funds Used During Construction	668	1,491	5,156	2,174	1,142	649	304
Estimated Interest Element in Lease Rentals	2,000	2,500	3,000	2,500	2,000	2,000	1,500
Total Fixed Charges	$36,762	$44,769	$54,716	$81,584	$62,235	$66,777	$50,691

Ratio of Earnings to Fixed Charges	3.40	2.18	0.15	2.48	2.92	2.85	3.38

For the year ended December 31, 2007, the Earnings to cover Fixed Charges was deficient by $46,139,000.